March 26, 2026

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Kazia Therapeutics Ltd. (“Company”)
Registration Statement on Form F-3
File No. 333-294392

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kazia Therapeutics Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to March 27, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Lucosky Brookman LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Sebastian A. Bacon of Lucosky Brookman LLP at (732) 510-5382.

Sincerely,

KAZIA THERAPEUTICS LIMITED

By:	/s/ John Friend
Name:	John Friend
Title:	Chief Executive Officer and Director

cc:	John Friend, Chief Executive Officer and Director, Kazia Therapeutics Limited
Sebastian A. Bacon, Esq., Lucosky Brookman LLP